SingTel

06017282

SUPPL

11 September 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 4 September 2006 to 8 September 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Sep-2006 19:17:25
Announcement No.	00094

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	04-09-2006
2.	Name of Director *	Chumpol NaLamlieng

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	01-09-2006
2.	Name of Registered Holder	Chumpol NaLamlieng
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Pursuant to the capital reduction which became effective on 1 September 2006

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	210,000
As a percentage of issued share capital	0.0013 %
No. of Shares which are subject of this notice	10,500

As a percentage of issued share capital	0.0001 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.74
No. of Shares held after the change	199,500
As a percentage of issued share capital	0.0013 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	210,000	0
As a percentage of issued share capital	0.0013 %	0 %
No. of shares held after the change	199,500	0
As a percentage of issued share capital	0.0013 %	0 %

Footnotes	The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.
Attachments:	Total size = **0** (2048K size limit recommended)

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Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, September 05, 2006 6:56 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, September 05, 2006 6:55:47 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
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Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

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Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00090
Submission Date & Time :: 05-Sep-2006 18:55:01
Broadcast Date & Time :: 05-Sep-2006 18:55:47
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Sep-2006 18:55:47
Announcement No.	00090

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	01-09-2006
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	01-09-2006
2.	Name of Registered Holder	Lee Hsien Yang
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Pursuant to the capital reduction which became effective on 1 September 2006

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	500,000
As a percentage of issued share capital	0.0030 %
No. of Shares which are subject of this notice	25,000

As a percentage of issued share capital	0.0001 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.74
No. of Shares held after the change	475,000
As a percentage of issued share capital	0.0030 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	500,000	16,776,256
As a percentage of issued share capital	0.0030 %	0.1004 %
No. of shares held after the change	475,000	16,191,142
As a percentage of issued share capital	0.0030 %	0.1020 %

Footnotes

Note: The deemed interest of 16,191,142 ordinary shares includes:
(i) 11,116,010 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,360 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 5,073,772 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

Attachments:

Total size = **0**
(2048K size limit recommended)

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Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, September 05, 2006 7:05 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, September 05, 2006 7:04:48 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
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Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00091
Submission Date & Time :: 05-Sep-2006 19:03:51
Broadcast Date & Time :: 05-Sep-2006 19:04:48
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Sep-2006 19:24:12
Announcement No.	00095

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	01-09-2006
2.	Name of Director *	Graham John Bradley

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	01-09-2006
2.	Name of Registered Holder	Graham John Bradley
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Pursuant to the capital reduction which became effective on 1 September 2006

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	92,860
As a percentage of issued share capital	0.0006 %
No. of Shares which are subject of this notice	4,640

As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.74
No. of Shares held after the change	88,220
As a percentage of issued share capital	0.0006 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	92,860	0
As a percentage of issued share capital	0.0006 %	0 %
No. of shares held after the change	88,220	0
As a percentage of issued share capital	0.0006 %	0 %

Footnotes	The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, September 05, 2006 7:11 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, September 05, 2006 7:11:18 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
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Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00093
Submission Date & Time :: 05-Sep-2006 19:10:47
Broadcast Date & Time :: 05-Sep-2006 19:11:18
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Sep-2006 19:11:18
Announcement No.	00093

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 05-09-2006

2. Name of Director * — Paul Chan Kwai Wah

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 01-09-2006

2. Name of Registered Holder — Paul Chan Kwai Wah

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Pursuant to the capital reduction which became effective on 1 September 2006

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	57,460
As a percentage of issued share capital	0.0003 %
No. of Shares which are subject of this notice	2,860

As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.74
No. of Shares held after the change	54,600
As a percentage of issued share capital	0.0003 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	57,460	1,620
As a percentage of issued share capital	0.0003 %	0 %
No. of shares held after the change	54,600	1,550
As a percentage of issued share capital	0.0003 %	0 %

Footnotes	The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, September 05, 2006 7:18 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, September 05, 2006 7:17:25 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00094
Submission Date & Time :: 05-Sep-2006 19:16:54
Broadcast Date & Time :: 05-Sep-2006 19:17:25
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Sep-2006 19:04:48
Announcement No.	00091

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	01-09-2006
2.	Name of Director *	Heng Swee Keat

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	01-09-2006
2.	Name of Registered Holder	Heng Swee Keat
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Pursuant to the capital reduction which became effective on 1 September 2006

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	1,390
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	60

As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.74
No. of Shares held after the change	1,330
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,390	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	1,330	0
As a percentage of issued share capital	0 %	0 %

Footnotes: The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, September 05, 2006 7:24 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, September 05, 2006 7:24:12 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
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Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00095
Submission Date & Time :: 05-Sep-2006 19:23:43
Broadcast Date & Time :: 05-Sep-2006 19:24:12
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Sep-2006 19:29:02
Announcement No.	00097

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	01-09-2006
2.	Name of Director *	Simon Israel

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	01-09-2006
2.	Name of Registered Holder	Simon Israel
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Pursuant to the capital reduction which became effective on 1 September 2006

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	189,283
As a percentage of issued share capital	0.0011 %
No. of Shares which are subject of this notice	9,463

As a percentage of issued share capital	0.0001 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.74
No. of Shares held after the change	179,820
As a percentage of issued share capital	0.0011 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	189,283	0
As a percentage of issued share capital	0.0011 %	0 %
No. of shares held after the change	179,820	0
As a percentage of issued share capital	0.0011 %	0 %

Footnotes	The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, September 05, 2006 7:29 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, September 05, 2006 7:29:02 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00097
Submission Date & Time :: 05-Sep-2006 19:28:30
Broadcast Date & Time :: 05-Sep-2006 19:29:02
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Sep-2006 19:33:30
Announcement No.	00098

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 01-09-2006
2. Name of Director * — Tommy Koh
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 01-09-2006
2. Name of Registered Holder — Tommy Koh
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Pursuant to the capital reduction which became effective on 1 September 2006

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	3,440
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	170

As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.74
No. of Shares held after the change	3,270
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	3,440	610
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	3,270	580
As a percentage of issued share capital	0 %	0 %

Footnotes: The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, September 05, 2006 7:34 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, September 05, 2006 7:33:30 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

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Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00098
Submission Date & Time :: 05-Sep-2006 19:32:36
Broadcast Date & Time :: 05-Sep-2006 19:33:30
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Sep-2006 19:38:29
Announcement No.	00100

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	01-09-2006
2.	Name of Director *	John Powell Morschel
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	01-09-2006
2.	Name of Registered Holder	John Powell Morschel
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Pursuant to the capital reduction which became effective on 1 September 2006
4.	Information relating to shares held in the name of the Registered Holder	

No. of Shares held before the change	58,700
As a percentage of issued share capital	0.0004 %
No. of Shares which are subject of this notice	2,920

As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.74
No. of Shares held after the change	55,780
As a percentage of issued share capital	0.0004 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	58,700	0
As a percentage of issued share capital	0.0004 %	0 %
No. of shares held after the change	55,780	0
As a percentage of issued share capital	0.0004 %	0 %

Footnotes: The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, September 05, 2006 7:39 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, September 05, 2006 7:38:29 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00100
Submission Date & Time :: 05-Sep-2006 19:37:55
Broadcast Date & Time :: 05-Sep-2006 19:38:29
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Sep-2006 19:44:30
Announcement No.	00101

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	01-09-2006
2.	Name of Director *	Tan Ng Kuang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	01-09-2006
2.	Name of Registered Holder	Tan Ng Kuang
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Pursuant to the capital reduction which became effective on 1 September 2006

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	55,720
As a percentage of issued share capital	0.0003 %
No. of Shares which are subject of this notice	2,780

As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.74
No. of Shares held after the change	52,940
As a percentage of issued share capital	0.0003 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	55,720	0
As a percentage of issued share capital	0.0003 %	0 %
No. of shares held after the change	52,940	0
As a percentage of issued share capital	0.0003 %	0 %

Footnotes

The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, September 05, 2006 7:45 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%
SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, September 05, 2006 7:44:30 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00101
Submission Date & Time :: 05-Sep-2006 19:43:48
Broadcast Date & Time :: 05-Sep-2006 19:44:30
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/09/2006

TIME: 08:30:58

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interests of Directors x9

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, September 06, 2006 6:32 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 368666.pdf

368666.pdf (838 KB)

ASX confirms the release to the market of Doc ID: 368666 as follows:
Release Time: 06-Sep-2006 08:30:52
ASX Code: SGT
File Name: 368666.pdf
Your Announcement Title: Notices of Interests of Directors

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chumpol NaLamlieng
Date of last notice	30 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 September 2006
No. of securities held prior to change	210,000 ordinary shares
Class	Ordinary
Number acquired	
Number disposed	10,500 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.74 per share

No. of securities held after change	199,500 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 1 September 2006

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	24 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 11,116,010 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust Lee Hsien Yang's wife, Lim Suet Fern, holds 1,360 SingTel shares. Under the Singapore Companies Act, he is deemed to be interested in the SingTel shares held by his wife

Date of change	1 September 2006
No. of securities held prior to change	500,000 ordinary shares 2,000,000 options 1,430 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 11,701,054 ordinary shares – RBC Dexia Trust Services Singapore Limited, trustee of trust described above (Please also see Note below)
Class	Ordinary
Number acquired	
Number disposed	25,000 ordinary shares 70 ordinary shares - Lim Suet Fern, spouse of Lee Hsien Yang 585,044 ordinary shares – RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.74 per share
No. of securities held after change	475,000 ordinary shares 2,000,000 options 1,360 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 11,116,010 ordinary shares – RBC Dexia Trust Services Singapore Limited, trustee of trust described above (Please also see Note below)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 1 September 2006

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded an aggregate of up to 5,073,772 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John Bradley
Date of last notice	14 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 September 2006
No. of securities held prior to change	92,860 ordinary shares
Class	Ordinary
Number acquired	
Number disposed	4,640 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.74 per share

No. of securities held after change	88,220 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 1 September 2006

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Chan Kwai Wah
Date of last notice	24 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Paul Chan Kwai Wah's wife, Liang Li Leng, holds 1,550 Singapore Telecommunications Limited ("SingTel") shares. Under the Singapore Companies Act, he is deemed to be interested in the SingTel shares held by his wife
Date of change	1 September 2006
No. of securities held prior to change	57,460 ordinary shares 1,620 ordinary shares – Liang Li Leng, spouse of Paul Chan Kwai Wah
Class	Ordinary
Number acquired	
Number disposed	2,860 ordinary shares 70 ordinary shares - Liang Li Leng, spouse of Paul Chan Kwai Wah
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.74 per share

No. of securities held after change	54,600 ordinary shares 1,550 ordinary shares – Liang Li Leng, spouse of Paul Chan Kwai Wah
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 1 September 2006

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Heng Swee Keat
Date of last notice	27 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 September 2006
No. of securities held prior to change	1,390 ordinary shares
Class	Ordinary
Number acquired	
Number disposed	60 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.74 per share

No. of securities held after change	1,330 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 1 September 2006

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Israel
Date of last notice	14 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 September 2006
No. of securities held prior to change	189,283 ordinary shares
Class	Ordinary
Number acquired	
Number disposed	9,463 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.74 per share

No. of securities held after change	179,820 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 1 September 2006

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tommy Koh
Date of last notice	23 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tommy Koh's wife, Poh Siew Aing, holds 580 Singapore Telecommunications Limited ("SingTel") shares. Under the Singapore Companies Act, he is deemed to be interested in the SingTel shares held by his wife
Date of change	1 September 2006
No. of securities held prior to change	3,440 ordinary shares 610 ordinary shares – Poh Siew Aing, spouse of Tommy Koh
Class	Ordinary
Number acquired	
Number disposed	170 ordinary shares 30 ordinary shares - Poh Siew Aing, spouse of Tommy Koh
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.74 per share

No. of securities held after change	3,270 ordinary shares 580 ordinary shares – Poh Siew Aing, spouse of Tommy Koh
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 1 September 2006

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Powell Morschel
Date of last notice	14 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 September 2006
No. of securities held prior to change	58,700 ordinary shares
Class	Ordinary
Number acquired	
Number disposed	2,920 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.74 per share

+ See chapter 19 for defined terms.

E:DIR/DIS OF INT IN SHAARES/2006 CAP RED/APP3Y-JM

No. of securities held after change	55,780 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 1 September 2006

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tan Ng Kuang
Date of last notice	21 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 September 2006
No. of securities held prior to change	55,720 ordinary shares
Class	Ordinary
Number acquired	
Number disposed	2,780 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.74 per share

No. of securities held after change	52,940 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 1 September 2006

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : The number of shares after the capital reduction may be subject to minor variations due to differences in rounding.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/09/2006

TIME: 08:30:58

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x9

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, September 06, 2006 6:32 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 368667.pdf

368667.pdf (715 KB)

ASX confirms the release to the market of Doc ID: 368667 as follows:
Release Time: 06-Sep-2006 08:30:53
ASX Code: SGT
File Name: 368667.pdf
Your Announcement Title: Appendix 3Y for directors

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Sep-2006 16:22:54
Announcement No.	00029

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-310806-sgx.pdf Total size = **322K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 July 2006 495,985,645 Net transfers* 9,093,441 At 31 August 2006 505,079,086 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
505,079,086 (as at 31 August 2006)	CDIs issued over ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,210,746,830 (as at 31 August 2006)	Unquoted ordinary shares (including 9,066,895,692 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		56,290,487 (as at 31 August 2006)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 September 2006

Chan Su Shan
Company Secretary

Print name: ....

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 Holders of ORD & DEF GROUPED

ORD & DEF GROUPED

Rank	Name	Units	% of Issued Capital
1	WESTPAC CUSTODIAN NOMINEES LIMITED 275 KENT STREET SYDNEY NSW	146,357,235	28.98
2	NATIONAL NOMINEES LIMITED PO BOX 1406 MELBOURNE VIC	73,452,914	14.54
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	46,480,587	9.20
4	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	30,540,968	6.05
5	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	19,681,546	3.90
6	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	15,722,499	3.11
7	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 275 KENT STREET SYDNEY NSW	9,179,186	1.82
8	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C> GPO BOX 764G MELBOURNE VIC	9,100,000	1.80
9	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	8,847,237	1.75
10	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	7,801,000	1.54
11	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	5,977,432	1.18
12	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH BOFF SUPER A/C> GPO BOX 764G MELBOURNE VIC	5,866,053	1.16
13	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	5,504,940	1.09
14	TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	4,879,464	0.97
15	THE AUSTRALIAN NATIONAL UNIVERSITY INVESTMENT SECTION CANBERRA ACT	4,050,000	0.80
16	M F CUSTODIANS LTD LEVEL 18 8 EXHIBITION STREET MELBOURNE VIC	3,823,388	0.76
17	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	3,445,571	0.68
18	CIMB-GK SECURITIES PTE LTD <HOUSE A/C> 50 RAFFLES PLACE #19-00 SING LAND TOWER SINGAPORE 048623 SINGAPORE	3,065,329	0.61
19	UBS NOMINEES PTY LTD LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	3,046,519	0.60
20	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMS LTD 275 KENT STREET SYDNEY NSW	2,904,308	0.58
Total		409,726,176	81.12

Zairani Bte Ahmed

From: Lim Li Ching
Sent: Tuesday, September 05, 2006 4:23 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, September 05, 2006 4:22:54 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00029
Submission Date & Time :: 05-Sep-2006 16:21:59
Broadcast Date & Time :: 05-Sep-2006 16:22:54
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/09/2006

TIME: 18:20:57

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 Holders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Tuesday, September 05, 2006 4:21 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 368631.pdf

368631.pdf (78 KB)

ASX confirms the release to the market of Doc ID: 368631 as follows:
Release Time: 05-Sep-2006 18:20:53
ASX Code: SGT
File Name: 368631.pdf
Your Announcement Title: Top 20 Holders

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/09/2006

TIME: 18:20:36

TO: SINGAPORE TELECOMMUNICATIONS LIMITED

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, September 05, 2006 4:21 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 368630.pdf

368630.pdf (247 KB)

ASX confirms the release to the market of Doc ID: 368630 as follows:
Release Time: 05-Sep-2006 18:20:33
ASX Code: SGT
File Name: 368630.pdf
Your Announcement Title: Appendix 3B